Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 1, 2020
TO THE PROSPECTUS DATED APRIL 8, 2020

This supplement No. 4 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 4 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•the recent share pricing information; and
•a stockholder letter dated May 27, 2020.

Share Repurchase Plan Status
During the period of April 1, 2020 through May 31, 2020, we redeemed 6,161,046 shares for a total of approximately $73,678,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2020 through June 30, 2020 are limited to approximately $103,518,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from May 1 to May 31, 2020, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
May 1, 2020	$11.93	$11.96	$11.96	$11.96	$11.95
May 4, 2020	$11.93	$11.96	$11.97	$11.97	$11.95
May 5, 2020	$11.92	$11.95	$11.96	$11.96	$11.94
May 6, 2020	$11.91	$11.93	$11.95	$11.94	$11.93
May 7, 2020	$11.91	$11.94	$11.95	$11.94	$11.93
May 8, 2020	$11.91	$11.94	$11.95	$11.94	$11.93
May 11, 2020	$11.90	$11.93	$11.94	$11.94	$11.92
May 12, 2020	$11.87	$11.90	$11.91	$11.91	$11.89
May 13, 2020	$11.86	$11.89	$11.90	$11.90	$11.88
May 14, 2020	$11.85	$11.88	$11.89	$11.89	$11.87
May 15, 2020	$11.85	$11.88	$11.89	$11.89	$11.87
May 18, 2020	$11.85	$11.88	$11.89	$11.89	$11.87
May 19, 2020	$11.85	$11.88	$11.89	$11.89	$11.87
May 20, 2020	$11.85	$11.88	$11.89	$11.89	$11.87
May 21, 2020	$11.85	$11.88	$11.89	$11.89	$11.87
May 22, 2020	$11.83	$11.86	$11.87	$11.87	$11.85
May 26, 2020	$11.83	$11.86	$11.87	$11.87	$11.85
May 27, 2020	$11.83	$11.86	$11.87	$11.87	$11.85
May 28, 2020	$11.81	$11.84	$11.85	$11.85	$11.84
May 29, 2020	$11.80	$11.83	$11.84	$11.84	$11.82
(1)  Shares of Class D common stock are currently being offered pursuant to a private placement offering.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.

Stockholder Letter
The prospectus is hereby supplemented with a Stockholder Letter filed as Exhibit 99.1 to Form 8-K with the SEC on May 27, 2020, a copy of which is attached to this supplement as Appendix A.

Appendix A
May 27, 2020

Dear JLL Income Property Trust Stockholders,

We hope that this letter finds you and your families healthy and safe during this unprecedented time. Disruptions caused by the COVID-19 pandemic have wreaked havoc on the global economy and negatively impacted financial and commercial real estate markets alike. While all investments are vulnerable to the impacts of this pandemic, JLL Income Property Trust’s portfolio of high-quality, stabilized real estate, well diversified across property sectors, geographic regions and tenancies, is purpose-built to be more resilient through late-cycle economic downturns. While we did not foresee this “black swan” event ending the longest economic expansion in U.S. history, we had been positioning our portfolio for late-cycle resiliency over the last two years. As such, we believe JLL Income Property Trust is uniquely well-situated today, in the face of the pandemic, as well as looking forward to an ultimate recovery.

Our core investment thesis, focused on well-located, institutional quality properties, combined with the application of conservative leverage, is designed to help preserve and protect investors’ capital during events such as these cycle-ending disruptions. These characteristics include:
•Diversify across the four primary sectors of core real estate;
◦Our portfolio is 33% apartments, 26% industrial, 26% grocery-anchored retail, and 15% multi-tenant office.
•Utilize low leverage;
◦Portfolio-level leverage is 38%. Given our experience in managing core real estate through three previous market downturns, we have purposely reduced our leverage over the last three years.
•Maintain higher occupancy;
◦Portfolio-wide occupancy is 95% with a weighted average lease term of six years and a well-diversified base of quality tenants spanning multiple industries.

While no property sector has immunity from this pandemic, LaSalle’s Research & Strategy group has identified property sectors and market areas most at risk to negative near-term impacts from COVID-19: these sectors are hotels (both full and limited service), senior housing, nursing homes, student housing, regional malls, tourism- and airport-oriented retail, service worker-oriented apartments, co-working office space, and theme park/destination-oriented regional economies.

We have no exposure to any of these higher-risk property sectors or markets, other than a less than 1% allocation to a single student-oriented apartment community. Further, we have no exposure to listed real estate securities, including CMBS or other traded real estate debt, avoiding this added market volatility.

Nearly 60% of our investments are in the two property sectors expected to be most resilient to the near-term impacts of COVID-19 – higher-quality urban and garden-style apartments in highly rated school districts and bulk-distribution, warehouse and industrial properties. Another 15% of our portfolio is in multi-tenant office properties with nearly half of this allocation being medical office buildings, a property sector that over the long-term has shown great resilience during recessionary periods. Our 26% allocation to retail is almost exclusively neighborhood and community-oriented grocery-anchored, open-air retail shopping centers and each of those locations were selected as being ranked in the upper quartile of LaSalle’s Research and Strategy STARS score (Supermarket Trade Area Ranking System of over 40,000 centers across the U.S.). In this property sector, we believe best locations will win out.

During Q1 and through April, our grocer tenants have flourished exhibiting record sales volumes, as have our pharmacies, urgent care locations, drive-in banks and fast food restaurants. Service-oriented tenants have suffered due to the government mandated closures. We are actively reviewing rent relief requests primarily in this property sector and have granted a small number of rent deferrals through June. We believe that partnering with our tenants to ensure both the long-term health of their businesses, and therefore our real estate investments, is the right thing to do. We have not granted rent abatements at this time and expect the majority of rent deferrals to be repaid by year-end 2020.

While there is near term stress being experienced across the retail property sector, we remain confident that grocery-anchored shopping centers, featuring dominant area grocers located in affluent trade areas, will make a full recovery over time. There is no doubt the pandemic has accelerated the growth of e-commerce; however, we believe that for necessity, service and convenience-oriented retail, those businesses will still need a physical presence geographically proximate to their customers.

Amazon is our portfolio’s largest single tenant, accounting for 6% of total base rent and consists of multiple business lines including warehouse/distribution centers, Amazon Web Services and two Whole Foods grocery stores. Beyond Amazon, we have broad tenant and industry diversification as no single tenant accounts for greater than 2% of our base rent.

For April 2020, we have currently collected 88% of our rents. Broken down by property sector our collections were: apartments – 97%, industrial – 89%, office – 97%, and grocery-anchored retail – 69%. We expect May collections to decrease modestly incorporating the rent deferrals that have been granted. As of the time of this letter, rent collections for May are trending generally in line with April and are at 82%.

As a daily-valued NAV REIT, striking a share price with the most accurate and timely information available is crucial for both existing and future stockholders. We believe our proven valuation process to be one of the most rigorous and transparent in the NAV REIT marketplace. Our valuation policy dictates that each property in our portfolio is appraised every quarter, no less than four times per year, by our third-party, independent valuation advisor, RERC (formerly “Real Estate Research Corporation”). RERC reports directly to our board of directors, a majority of which are wholly independent of our advisor, LaSalle, and our sponsor, JLL. Third-party independent property valuations have been the industry standard for institutional, core real estate funds since the abuses of internal valuations during the late 80’s and early 90’s real estate recession contributed to five consecutive years of property valuation declines.

At the end of March, to reflect the near-term impacts of COVID-19 on specific properties, RERC reappraised 17 of our 78 properties resulting in an approximate 1.4% decline in our $3.2 billion gross asset value portfolio. The share price (NAV) decline was approximately $0.22 or 2%. Property sectors most impacted were our twelve grocery-anchored retail properties, two parking garages and one student-oriented apartment community. Revised appraisals reflect increased credit loss reserves, reduced future rental growth rates, reduced percentage rent revenues and slower projected lease-up of vacant space. Now just over halfway through our second quarter appraisal cycle, 45% of our gross assets have been revalued resulting in an aggregate 0.7% decline in gross asset value. Net share price (NAV) declines are approximately $0.10 or 1%. Revised appraisals reflect further increases to credit loss reserves, downward adjustments to rental growth rates and delays to lease-up of vacant space. Since the onset of COVID-19’s impact on the U.S. economy in mid-March, over 90% of our portfolio has been independently reappraised by RERC. By June 30th, 100% of our portfolio will have been independently revalued at least once and 57% of our portfolio independently revalued twice – all through the lens of the current pandemic. Also, given our daily NAV methodology, these appraisal changes are reflected immediately in our share price for daily purchases and redemptions.

The true impact to real estate fundamentals and property values will depend on how long the pandemic lasts and the longer lasting effects on the global economy. However, we believe our focus on core, institutional-quality assets and conservative leverage, along with our strategy of individual property and market selection, will prove beneficial as we face the challenges of navigating through this current recessionary period. JLL, our parent and sponsor, has a 200-plus year history in managing commercial real estate and LaSalle Investment Management, our advisor, has managed core portfolios since 1981, across multiple economic and real estate cycles. We have the experience and track record to weather the current environment and challenges ahead, while also casting an eye toward opportunities which inevitably will result from these transitions from one cycle to the next. JLL Income Property Trust’s core, conservative strategy and strong balance sheet allowed us to enter this disruption from a position of strength; we firmly believe we will emerge from it even stronger.

We thank you for your continued trust and partnership. Stay healthy and safe.

Sincerely,

C. Allan Swaringen
President & CEO
JLL Income Property Trust